FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Official Notice dated April 8, 2003, regarding the Annual General Shareholders Meeting held on April 4, 2003.

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ITEM 1

OFFICIAL NOTICE

Madrid, 8 April 2003

Further to our Official Notice dated 17 March 2003, in relation to the Repsol YPF, S.A. Annual General Shareholders Meeting, we wish to inform you that said AGM was held as scheduled on 4 April 2003, at the second call, and that all the resolutions on the Order of the Day, as informed to that Commission, were duly approved.

In addition, Ramón Blanco Balín was appointed Managing Director at the Extraordinary Meeting of the Board of Directors held immediately after the Annual General Shareholders Meeting, and the resignation presented by José Ignacio Goirigolzarri Tellaeche was accepted, his place being taken by Manuel González Cid, appointed by cooption.

Yours faithfully,

ANTONIO GOMIS SAEZ
Corporate Director of External Relations

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: April 9, 2003	By:	/s/ CARMELO DE LAS MORENAS

Name: Carmelo de las Morenas
Title: Chief Financial Officer